August 8, 2025

Mr. John Kernan

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: ProFunds (the "Trust") (File Nos. 333-28339; 811-08239)

Dear Mr. Kernan,

We are writing to respond to the comments that you communicated to ProFund Advisors LLC (the “Advisor”) by telephone on May 12, 2025, in connection with the SEC Staff's periodic review of the Trust's Form N-CSR filings for the fiscal year ended December 31, 2024, pursuant to the Sarbanes-Oxley Act of 2002, as amended.

For ease of reference, the Staff's comments have been restated before our responses.

1.Comment: With respect to ProFunds VP Technology, there appears to be an error in the rendering of the Fund’s performance in the “Total Return Based on a $10,000 Investment” line graph presented for the Fund. Please correct the line graph to conform with Form N-1A requirements.

Response: The Trust will correct the line graph in the Form N-CSR filed on Edgar. The line graph was correctly depicted in the Tailored Shareholder Reports (“TSRs”) sent to shareholders. The error was traced to the process to convert the TSRs to an Edgar ready Form N-CSR.

2.Comment: With respect to ProFunds VP Materials, the Staff notes that the Fund's secondary index, S&P Materials Select Sector Index, is referenced in the MDFP but is omitted from the line graph. Please consider adding it to future charts to ensure consistent disclosure.

Response: The Trust will correct the line graph and table in the Form N-CSR filed on Edgar. The line graph and table were correctly depicted in the TSRs sent to shareholders. The error was traced to the process to convert the TSRs to an Edgar ready Form N-CSR.

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3.Comment: Note 1 in the Notes to Financial Statements indicates that ProFunds adopted FASB AS 2023-07 Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures. ProFund Advisors LLC is listed as the acting Chief Operating Decision Maker (“CODM”). Please explain how all personnel at the advisor are a group for purposes of determining the CODM. Please cite applicable U.S. GAAP requirements and if the CODM was incorrectly identified, please correct in future reports. See ASC 280-10-50-5.

Response: The Trust acknowledges that not all personnel at the advisor are acting as CODM and as requested will correct this disclosure in future reports to reflect the Officers of ProFunds, collectively act as CODM.

4.Comment: With respect to ProFund VP Rising Rates Opportunity, please provide additional information on the nature and circumstances of the interest fees of $229,893 paid by the Fund, related to the capital gains distribution paid in April 2024 to meet sub-chapter M distribution requirements including as applicable:

a.The tax years impacted;

b.The impact on RIC status and cures availed of to remedy any failure;

c.A breakdown of amounts of tax expense and interest penalties by tax year;

d.The rationale supporting timing of accounting recognition citing ASC 740;

e.Mitigating actions related to any financial restatement and/or NAV error correction providing supporting accounting analysis (e.g., SAB 99, ASC 250);

f.The roles and responsibilities for monitoring tax and RIC qualification tests including access to external tax expert advice;

g.The associated internal control implications including considerations of significant deficiency or material weakness findings; and

h.Any Fund Chief Compliance Officer (“CCO”) and board communications.

Response: During 2024 when reviewing the impact on the VP ProFunds for the change in control of an insurance company shareholder for the year ended December 31, 2023, it was determined that the calculation of the December 31, 2022 capital loss carryforward (“CLCF”) for the ProFund VP Rising Rates Opportunity (the “Fund”) was incorrect, which caused the calculation of the required spillback distribution for the Fund for the December 31, 2022 fiscal year end to be understated. As a result, the December 31, 2022 annual shareholder report for the Fund disclosed an incorrect net capital loss carryforward amount in the Federal Income Tax Information section of the notes to the financial statements.

To correct the understatement of the spillback distribution and maintain the Fund’s RIC qualification under the Internal Revenue Code (“IRC”), the Advisor considered multiple options such as the payment of a deficiency dividend or obtaining a private letter ruling. During the evaluation of these options, the fee and expense impact to the Fund was not able to be calculated as the amounts varied significantly and were not more likely than not calculable depending upon the resolution pursued. For example, a private letter ruling would not cause certain fees and

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expenses to be incurred. To provide transparency to shareholders, a footnote was added to the financial statements disclosing that the Fund had unpaid capital gain distributions and could incur additional fees and expenses up to $250,000, and that these fees and expenses were expected to be reimbursed by a third party.

After the review and assessment of all options, the Advisor decided in April 2024 to make a capital gains distribution. The timing of this decision made the related expense and fee calculations more likely than not and dictated the timing of the accounting recognition in accordance with ASC 740. This course of action allowed the Fund to maintain tax treatment as a RIC under the IRC, avoided tax liability as the distribution was paid within the required timeframe, and limited the impact to interest fees and expenses for which the Fund would receive reimbursement. The estimated fees and expenses disclosed in the financial statement footnote of up to $250,000 is expected to cover the anticipated total of $229,893. The expense amount and offsetting reimbursement receivable from the Advisor were accrued and disclosed in the Funds’ December 31, 2024, Statement of Operations. The related amounts will be paid by the Advisor when the IRS processes the claim.

Additionally, in accordance with SAB 99, each financial statement line item was assessed with the various available options to determine if restatement was necessary. The Advisor believes that based on the quantitative and qualitative factors below (i.e., “total mix of information”) that a reasonable investor would not have viewed the impact of the misstatement of the CLCF as material to a decision to invest in the Fund, and for these reasons did not revise the December 31, 2022 annual financial statements. The quantitative and qualitative factors are described below.

Quantitative Analysis

i)The adjusted CLCF as a percentage of change from the original and compared to year-end net assets would not influence a user of the financial statements given the adjusted CLCF (and original disclosures) are both significantly greater than the year-end assets.

ii)The CLCF amounts are disclosed only in the tax section of the notes to the financial statements and do not have an impact on the net assets of the Fund.

iii)Although a CLCF adjustment would signal a future distribution, in an insurance company distributed fund there would be no financial impact to the beneficial owner.

Qualitative Analysis

i)There was no impact to the net asset values or net assets as presented for the Fund.

ii)There was no impact to the total return or performance vs benchmark as presented for the Fund, and no other impact to the financial highlights.

iii)The numbers presented in the financial statements would not have changed - only disclosures in the notes to the financial statements.

iv)Given insurance companies are the direct owners of shares, the beneficial owners (policyholders) are not harmed by this event.

v)The disclosure impact is as of a point in time and there is no carryover impact.

vi)The qualitative significance of the error is lessened considering the relative size of the CLCF amount in relation to the amount of the error, and the fact that the disclosures further indicate that the utilization of the CLCF amount may be limited.

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Shareholder transparency was accomplished via the footnote to the financial statements as described above, and this disclosure contained an accurate fee and expense estimate range and statement on the reimbursement to the Fund.

The Advisor’s CCO and Management reviewed the facts and circumstances of this event with the Audit Committee of the Board, independent public accountants for the Trust, and external tax experts when determining the appropriate corrective action to take as described above. The Audit Committee then received an update as to the status of this corrective action at a subsequent meeting of the Audit Committee. The Advisor’s CCO and Management were also involved in reviewing and implementing enhancements to the internal control process specifically related to communications with the insurance companies. Management concluded that while a control deficiency did exist as the controls in place did not operate effectively, the control deficiency was isolated and did not rise to the level of a significant control deficiency and/or material weakness. This determination was also reviewed and discussed with the CCO and Audit Committee of the Board. Control enhancements were implemented to avoid comparable errors in the future, including additional reviews of shareholder account registrations, enhanced communications with insurance company shareholders regarding their ownership changes, and additional staff resources to check for change of control events.

5.Comment: In reviewing Item 11 (Statement regarding the basis for approval of the investment advisory contract for Government Money Market ProFund), the Staff notes disclosure stating the management service fee of 0.35% payable to the Advisor was fully waived, which appears to be factually inaccurate for the 2024 fiscal year end. Please clarify the dating of the financial information provided to the Board, and if appropriate, confirm that the record will be corrected in the next Section 15(c) approval cycle. Additionally, please confirm that the Board, when considering non-advisory services provided to the Fund pursuant to the Management Services Agreement, is aware that the 0.35% fee is 0.20% to 0.25% higher than the fees charged to other funds in the Trust and is three times higher than the total net operating expenses charged by the master portfolio.

Response: The Trust acknowledges that Item 11 in the Trust’s 2024 Form N-CSR filing contains an error. As disclosed in the Advisor’s Section 15(c) response materials provided to the Board as part of the 2024 annual advisory contract approval cycle, for the 12-month period ended June 30, 2024, the Advisor earned $656,688.00 in fees pursuant to the Management Services Agreement from the Government Money Market ProFund (the “Money Market Fund”). As part of the annual review process, the Board also reviews reports of the investment advisory fees and management services fees earned, waived, and recouped, as applicable, for the Money Market Fund’s most recently completed 12-month fiscal period and the 6-month period immediately preceding the annual review meeting (e.g., 12-month period ending 12/31/2023 and 6-month period ending 6/30/2024). The Trust will correct Form N-CSR Item 11 in subsequent filings.

The Board reviews quarterly reports on the Money Market Fund, including an analysis of peer performance, the results of stress testing, and due diligence information on the master portfolio.

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On an annual basis, as part of the Section 15(c) review process, the Board reviews fees earned, waived and recouped, as described above, as well as comparative fee information provided by FUSE Research Network, LLC, an independent data provider used in the industry for Section 15(c) analysis. The Board also speaks directly to the advisor of the master portfolio during the annual review meeting and receives information on all services provided to the Money Market Fund by the Advisor and its other service providers. The Board reviews the expenses of both the Money Market Fund and the master portfolio and how such fees compare to each other and to other funds in the Trust when approving the continuance of the Money Market Fund’s investment in the master portfolio as part of the Section 15(c) meeting.

6.Comment: The Staff has additional and follow up comments to the responses provided by the Trust in the correspondence dated April 3, 2025, which addressed the Trust's accounting policies for the allocation for fund expenses:

a.In the earlier correspondence, ASC 220-10-S99-3 and industry best practices are referenced in support of the expense allocation methodology applied to transfer agency expenses. The application of Staff Accounting Bulletin on financial statements Topic 1.B.1. referenced by ASC, is narrowly focused. It applies to an IPO transaction, where certain expenses incurred by the parent on behalf of a subsidiary have not been charged to the subsidiary in the past, and where expense information is unknown or not reasonably available. Please provide an accounting analysis supporting ASC 220-10-S99-3’s application to a registered investment company and its service relationships. In addition, based on the Staff's understanding of transfer agency operations, please explain how the information required to identify services provided at a CUSIP or class, shareholder account and transactional level, is not reasonably available as these are generally metric tracked and reported by the transfer agent.

Response: With respect to our reference to ASC 220-10-S99-3 in our April 3, 2025 response letter, this Staff Accounting Bulletin was included as an example of regulatory guidance cited to help explain the expense allocation methodology. It is understood to be an analogous, but not directly on-point, set of facts and circumstances associated with the Staff Accounting Bulletin. That said, the Advisor believes that ASC 220-10-S99-3 articulates principles that can be properly applied beyond IPOs and supports the expense allocation methodology that the Trust uses when sufficiently detailed expense information is not available to utilize a different methodology.

To further clarify the statements made in the April 3, 2025 response letter, transfer agency expenses that directly relate to a specific series are allocated directly to that series, and transfer agency expenses that relate to all series or a subset of series are prorated to each series on the basis of average net assets during the month in which the services were rendered. For example, the transfer agency base fee is allocated across all series of the Trust based on average net assets during the month in which the services were rendered. The additional base fee for all series of the Trust offered through variable insurance companies (“VP Funds”) is allocated across VP Funds based on average net assets during the month in which services were rendered. Similarly, per-account

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fees that are only applicable to certain series of the Trust are allocated across those series based on average net assets during the month in which the fees were incurred, such as open and closed account charges which are only applicable to series offered to retail investors (“Retail Funds”) and thus, only allocated among the Retail Funds. While in certain cases as noted, transfer agent services can be identified as pertaining to a specific series or set of series, it is only when specific series expense allocation information is not known or not available that a broader allocation may need to be made in reliance on analogous guidance provided by ASC 220-10-S99-3.

b.The Trust's earlier correspondence with the Staff stated that the Trust's treasurer represented “the Trust’s allocation methodology is reasonable and appropriate under the circumstances.” Please describe the initial and ongoing due diligence undertaken by the treasurer to ensure that the allocation of expenses across funds is based on reasonable and fair methodologies which account for the benefits received by each fund. In your response, please confirm that documentation of policies and procedures for the review of the expense allocation method is maintained consistent with the requirement of Rule 30a-3 of the 1940 Act and that the documentation includes a line by line rationale for expense allocations by expense category supported by objective measures, including for example, the correlation of the attributes of a fund to the costs of services received.

Response: The Treasurer reviews the Trust’s expense allocations and methodologies in light of the operational characteristics of the Trust’s suite of funds. The Trust’s funds are utilized for active trading and tactical asset allocation strategies that involve frequent movements into and out of the funds in the fund suite. Since the Trust’s inception, its funds were intended to allow unlimited purchases and redemptions within the suite of funds without transaction fees or restrictions. It was expected that there would be frequent trading of assets, often in the tens of millions of dollars, into and out of the funds, requiring the Advisor to engage in more active management of these flows and large swings in fund assets due to this active trading in the fund suite. In light of this activity, certain funds can go from thousands of dollars to millions of dollars in AUM on a day-to-day basis. As a result, using daily accruals and average net assets during the month provides a reasonable basis to allocate expenses across multiple series receiving services that are not directly attributed to specific series.

The Treasurer developed controls and procedures as described in Rule 30a-3 for the review of expense allocations. The controls and procedures help support the reliability of financial reporting and the preparation of the financial statements. For example, the Treasurer maintains listings of the Trust’s expenses and the associated allocation methodologies. This information assists the Treasurer when performing due diligence reviews and ongoing analysis of the Trust’s transactions and financial reporting.

Additionally, every September, the Treasurer has access to the information provided during the renewal of the Investment Advisory Agreement between the Advisor and Trust as part of the annual Section 15(c) process. The nature, quality, and extent of the investment advisory services of the Advisor, the quality of the personnel and operations at the Advisor, and the systems and processes

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required to effectively manage the funds and the active trading of the funds is provided for review. To assist in this review process, the Advisor also engages FUSE Research Network, LLC, an independent data provider used in the industry for Section 15(c) analysis, to provide and review peer group comparisons. This information is provided to assist with reviewing the correlation between services received and the cost of such services.

c.In the April 3, 2025 correspondence, the response to comment 1 indicated that “the Board is generally aware of how the Trust’s expenses are allocated.” The Staff considers that the Board's annual selection of an accountant pursuant to Section 32 of the 1940 Act should encompass a review of audit and tax fees at the fund level. The Staff request the Advisor to confirm if the Board receives specific fund level audit fee information to assist it in fulfilling its fiduciary duty under Section 32. The Staff is concerned that a general understanding of an expense allocation methodology, which may appear reasonable, may not provide the Board with a complete picture of the fees paid or the benefits/services received by each fund.

For instance, ProFunds VP UltraShort Dow 30 and ProFunds Short Dow 30 accrued audit fees of $2 and $5 respectively, for fiscal year ended December 31, 2024 as compared to ProFunds VP UltraNasdaq-100 and ProFunds VP Nasdaq-100 which accrued $222,483 and $151,486, respectively. In your response, please address the concern highlighted in this example, that certain funds may be cross subsidizing the services of other funds.

In another example, Government Money Market ProFund was allocated audit and tax fees both from its sole investment in the master portfolio which is audited by Ernst & Young, and for the audit of the Fund, which is conducted by PwC. Based on the master portfolio’s most recent financial statements, the Staff notes $29,229 for its audit of the master portfolio as compared to $120,099 allocated in audit fees to the Fund. The Staff requests the Advisor to confirm if this information is shared with the Board to assist it in evaluating audit fees for the Fund, and if consideration was given to the two layers of audit fees and material divergences in the amount of these fees in considering the approval of the Fund’s audit fees.

The Staff recognizes that developing a quote for audit fees is a complex process which includes the consideration of key cost drivers including a Fund’s structural characteristics (e.g., number of classes, active or passive strategies), portfolio composition (e.g., level fair value holdings, complex derivatives), operational complexity (e.g., shared financial books, subsidiaries), and other risk attributes (e.g., assets under management). The Staff also recognizes that while it may collectively benefit from a certain degree of shared functions in the delivery of audit services, each fund has a minimum baseline audit. Please summarize the factors considered by the Board in evaluating audit fees in conjunction with the Boards annual selection of an accountant and confirm if dialogue has been had with the accountant on what it considers a minimum cost of servicing a fund, and how fund level

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economies of scale factor into an auditors determination of the cost of providing its audit services.

Response: Audit and tax fees are accrued in accordance with the terms of the audit and tax engagement letter with the independent public accounting firms (PwC for the VP Funds and KPMG for the Retail Funds). The Trust negotiates the audit and tax fees based on the fund complex (VP Funds or Retail Funds) and the services the fund complex requires. The Audit Committee of the Board reviews audit and tax fees during the selection process on an annual basis and during the organization of new funds. Minimum cost information on a per-fund basis is not provided to the Trust. As the Trust’s funds are designed for active trading and for tactical asset allocation strategies that involve frequent and often large purchases and redemptions of shares of the funds in each complex, the AUM for an individual fund may vary significantly over the course of an audit period. It is difficult, if not impossible, to predict asset flows and which funds may experience large swings in AUM. A particular fund’s investment strategy may not be attractive to investors at one time, but may be very attractive at another time, causing the fund to go from thousands to millions of dollars in AUM in a few days. For this reason, audit fees are generally allocated on the basis of a fund’s net assets, which the Advisor believes is the most reasonable and fair allocation method in light of the uncertainty relating to anticipated high frequency and significant changes in assets over short time periods. This expense allocation methodology is applied equally to all funds and provides consistency for the shareholders. The Audit Committee is aware that the funds are designed for frequent trading and may experience large and frequent changes in net assets and that the audit fees are allocated based on net assets. For additional information on how expenses are allocated, see the responses to questions 6.a and 6.b above.

The Audit Committee of the Board reviews a variety of factors when evaluating fees in connection with the Board’s annual selection of an accounting firm. In addition to cost and value, this includes, but is not limited to, qualifications and expertise, audit approach and methodology, quality of non-audit services, independence, and knowledge of both the fund industry and how the Trust operates within the fund industry. The Audit Committee also reviews the results of audits performed and has access to the applicable financial statements during this review.

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We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 297-6506. Thank you for your time and attention to this filing.

Very truly yours,

/s/Victor M. Frye

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Victor M. Frye

Chief Compliance Officer

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